RECEIVED

2007 FEB 13 P 12:17

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07021018

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

February 8, 2007

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest press release "Hannover Re satisfied with treaty renewals".

Please contact the left undersigned by calling +49 511 5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh, CFA
Associate Director
Corporate Communications

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

Gabriele Bommersbach
Assistant
Corporate Communications

Hannover Rückversicherung AG

P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

Hannover Re satisfied with treaty renewals

- **Premium volume slightly higher despite reduced exposure**
- **German market generates premium increases of 16%**
- **Rigorous underwriting discipline secures stable conditions**
- **Return on equity target for 2007: at least 15%**
- **Hannover Re to operate with two business groups from 2007 onwards: non-life reinsurance and life & health reinsurance**

Hannover, 8 February 2007: This year's round of treaty renewals in property and casualty reinsurance passed off well for Hannover Re. "Although the peak of the 'hard market' is now behind us and ceding companies are increasingly running higher retentions thanks to improved capital resources, we can look back on successful negotiations with our clients", Chief Executive Officer Wilhelm Zeller explained. "It is gratifying to see that our competitors, too, are maintaining their underwriting discipline, and we were therefore again able to obtain prices and conditions commensurate with the risks". Hannover Re's first-class ratings also favourably affected the outcome of the renewal phase: with ceding companies attaching ever-greater importance to their reinsurers' financial strength, Hannover Re was able to profit particularly strongly. In 2006 both Standard & Poor's and A.M. Best had confirmed their very good ratings for the company.

The vigorous premium growth on the German market was an especially notable factor in the slight rise of 2% in gross premium income for the total property and casualty reinsurance portfolio as at the renewal date of 1 January 2007; premium developments varied in the individual segments. Of the total premium volume of EUR 3,713 million written in property and casualty reinsurance in the 2006 underwriting year, more than two-thirds of the treaties worth altogether EUR 2,562 million (69%) were due for renewal as at 1 January 2007. Treaties worth EUR 2,190 million were renewed, while a premium volume of EUR 371 million was cancelled or renewed in modified form. Including growth of EUR 446 million deriving from new or modified treaties and thanks to improved prices, the total renewed premium volume therefore amounted to EUR 2,636 million – hence producing slightly higher gross premium income of EUR 3,779 million for the property and casualty reinsurance business group.

As in the past, the bulk of our acceptances are attributable to lower-volume but highly profitable non-proportional business, which accounts for more than 80% of the treaties and about half of the premium income.

Business developments in Germany were especially pleasing: the premium volume here grew by a substantial 16%. "Thanks to new client relationships and increased treaty shares under existing accounts we have been able to further boost our already high market share and extend our position as one of the leading reinsurers in the profitable German market", Mr. Zeller emphasised.

Despite the modest hurricane losses recorded last year in the United States, the market there remained favourable in view of the intense hurricane seasons of 2004 and – especially – 2005. Although rates in catastrophe-exposed property business retreated somewhat compared to the mid-year renewals as at 1 July 2006, they are still thoroughly satisfactory and around 35% higher than the previous year's level; premium income here increased slightly and held stable in property insurance overall. In US casualty business, on the other hand, reinsurance prices declined somewhat owing to more lively competition.

Rates in marine business held firm at the peak level achieved last year. In credit and surety business, too, the favourable market climate made possible premium growth of 6%. Prices in non-proportional aviation reinsurance are still adequate. Given the reduction of less profitable proportional business total premium income in aviation reinsurance contracted by 15%.

Risk management

Risk management at Hannover Re remains firmly focused on the protection of capital. "In addition to traditional retrocessions we shall continue to make use of risk transfers to the capital market. As at 1 January 2007, for example, we increased the volume of our K5 securitisation to USD 520 million", Mr. Zeller noted. Hannover Re will respond to the brisk interest in such transactions – i.e. the transfer of reinsurance risks to the capital market – by concluding further securitisations of this type going forward.

Outlook for 2007

The prevailing largely adequate market conditions in property and casualty reinsurance should be sustained in the other renewal phases upcoming this year (1 April, 1 June/July and 1 October): "The effects of the market softening that has begun to set in will not make themselves felt in our results before 2008/2009", Mr. Zeller affirmed. "At the same time, though, winter storm 'Kyrill' should then have a positive impact on rates in European catastrophe business."

New segmentation
Following the sale of Praetorian Financial Group, Inc., the company's US primary insurance subsidiary transacting specialty business – the deal is expected to close in the second quarter of 2007 –, Hannover Re will concentrate exclusively on its core business of reinsurance. "Sufficient scope for profitable growth is available to us here – including for example the continuing opportunities in US catastrophe business, in life and health reinsurance and in Germany as well as through the cultivation of new markets in central and eastern Europe and in Sharia-compliant reinsurance", Mr. Zeller explained. As far as Hannover Re's business groups are concerned, too, the sale of Praetorian will bring changes. Going forward, the company has decided to limit its segmentation to just two strategic business groups, namely "non-life reinsurance" and "life & health reinsurance". From now on the non-life reinsurance business group will include not only property and casualty business, but also financial reinsurance and specialty business. This restructuring of business groups will preserve intact the important diversification effect for the portfolio.

Profit guidance
In light of the successful treaty renewals as at 1 January Hannover Re is looking forward to a highly favourable 2007 financial year. Assuming that expenditure on catastrophe losses and major claims remains within the multi-year average and as long as there are no unexpected downturns on capital markets, another very good result should be possible in the current year: "Although the year got off to a stormy start with 'Kyrill', we anticipate a return on equity of at least 15% for 2007", Mr. Zeller commented. In this scenario the company's dividend target remains unchanged, with an envisaged payout ratio in the range of 35 to 40%.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh, CFA (tel. +49 / 511 / 56 04-15 00,
e-mail: eric.schuh@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36,
e-mail: gabriele.boedeker@hannover-re.com)

***Hannover Re**, with a gross premium of approximately EUR 10 billion, is one of the leading reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 2,000. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

hannover **rück**

PRESSE INFORMATION

Hannover Rück zufrieden mit Vertrags-erneuerungsrunde

- **Trotz reduzierter Haftungssumme Prämien-volumen leicht erhöht**
- **Deutschland mit Prämiensteigerungen von 16 %**
- **Hohe Zeichnungsdisziplin beschert stabile Konditionen**
- **Eigenkapital-Renditeziel für 2007: mind. 15 %**
- **Ab 2007 Hannover Rück mit zwei Geschäfts-feldern: Schaden- und Personen-Rückver-sicherung**

Hannover, 8. Februar 2007: Die diesjährige Vertragserneuerung in der Schaden-Rückversicherung verlief für die Hannover Rück positiv. „Obwohl der Zenit des ‚harten Marktes' mittlerweile überschritten ist und die Zedenten angesichts verbesserter Kapitalausstattung zunehmend ihre Selbstbehalte erhöhen, blicken wir auf erfolgreiche Verhandlungen mit unseren Kunden zurück", erklärte der Vorstandsvorsitzende Wilhelm Zeller. „Erfreulicherweise hielt die Zeichnungsdisziplin auch bei unseren Wettbewerbern an, sodass wir unverändert risikoadäquate Preise und Bedingungen erreichen konnten". Günstig auf die Ergebnisse der Erneuerungsrunde wirkten sich abermals die erstklassigen Ratingbeurteilungen der Hannover Rück aus: Da die Zedenten immer größeren Wert auf die Finanzkraft ihrer Rückversicherer legen, profitierte die Hannover Rück in besonderem Maße. Im Jahr 2006 hatten sowohl Standard & Poor's als auch A.M. Best ihre sehr guten Ratings für das Unternehmen bestätigt.

Insbesondere das starke Prämienwachstum am deutschen Markt bewirkte zum Erneuerungstermin 1. Januar 2007 eine leichte Steigerung der Bruttoprämie um 2 % für das gesamte Schaden-Rückversicherungsportefeuille; die Prämienentwicklung in den einzelnen Segmenten stellte sich dabei gemischt dar. Vom gesamten, im Zeichnungsjahr 2006 in der Schaden-Rückversicherung gezeichneten Prämienvolumen in Höhe von 3.713 Mio. EUR standen zum 1. Januar 2007 mehr als zwei Drittel der Verträge im Wert von insgesamt 2.562 Mio. EUR (69 %) zur Erneuerung an. Hiervon wurden 2.190 Mio. EUR verlängert, Verträge im Umfang von 371 Mio. EUR hingegen gekündigt bzw. in veränderter Form erneuert. Inklusive der Zuwächse von 446 Mio. EUR aus neuen oder veränderten Verträgen sowie dank verbesserter Preise ergibt sich damit ein erneuertes Prämienvolumen von 2.636 Mio. EUR und somit

eine leicht erhöhte Bruttoprämie von 3.779 Mio. EUR für das Geschäftsfeld Schaden-Rückversicherung.

Wie schon in der Vergangenheit stellt dabei das weniger prämien-, dafür aber gewinnstarke nichtproportionale Geschäft mit über 80 % der Verträge und rund der Hälfte des Prämienvolumens den größten Teil unserer Zeichnungen.

Besonders erfreulich entwickelte sich das Geschäft in Deutschland: Das Prämienvolumen wuchs hier stark um 16 %. „Dank neuer Kundenbeziehungen bzw. erhöhter Vertragsanteile bei bestehenden Verbindungen konnten wir unseren bereits hohen Marktanteil weiter steigern und unsere Position als einer der führenden Rückversicherer im profitablen deutschen Markt ausbauen", betonte Zeller.

Trotz der im vergangenen Jahr moderaten Hurrikanschäden in den USA entwickelte sich der dortige Markt angesichts der intensiven Sturmsaison der Jahre 2004 und – insbesondere – 2005 weiter positiv. Die Raten im katastrophenexponierten Sachgeschäft blieben zwar im Vergleich zum unterjährigen Erneuerungstermin 1. Juli 2006 leicht zurück, sind aber immer noch sehr erfreulich und liegen rund 35 % über dem Vorjahresniveau; die Prämie legte leicht zu und hielt sich auch in der Sachversicherung insgesamt stabil. Im US-Haftpflichtgeschäft zeigten sich die Rückversicherungspreise auf Grund des verstärkten Wettbewerbs dagegen leicht verschlechtert.

Die Raten im Transportgeschäft verharrten auf dem Spitzenniveau des letzten Jahres. Im Kredit- und Kautionsgeschäft war angesichts des positiven Marktumfeldes ebenfalls ein Prämienzuwachs von 6 % zu erzielen. In der nichtproportionalen Luftfahrtrückversicherung sind die Preise weiterhin risikoadäquat. Angesichts des Abbaus des weniger profitablen proportionalen Geschäfts reduzierte sich die Prämie insgesamt allerdings um 15 %.

Risikomanagement
Nach wie vor steht beim Risikomanagement der Hannover Rück der Schutz des Kapitals im Fokus. „Neben der traditionellen Retrozession setzen wir weiterhin auf den Risikotransfer in den Kapitalmarkt. So haben wir per 1. Januar 2007 unsere Verbriefung K5 auf nunmehr 520 Mio. USD aufgestockt", erklärte Zeller. Dem großen Interesse an derartigen Transaktionen – also dem Transfer von Rückversicherungsrisiken in den Kapitalmarkt – wird die Hannover Rück auch in Zukunft mit weiteren Verbriefungen dieser Art begegnen.

Ausblick auf 2007
Auch in den weiteren Erneuerungsrunden des Jahres (1. April, 1. Juni/Juli und 1. Oktober) sollten die überwiegend immer noch adäquaten Marktbedingungen in der Schaden-Rück-

versicherung anhalten: „Die Effekte der beginnenden Marktaufweichung werden sich vor 2008/2009 nicht in unseren Ergebnissen niederschlagen“, betonte Zeller. „Dann allerdings sollte sich im Gegenzug Wintersturm ‚Kyrill' positiv auf die Raten im europäischen Katastrophengeschäft auswirken.“

Neue Segmentierung

Nach dem Verkauf ihrer im Spezialgeschäft tätigen US-Erstversicherungstochter Praetorian Financial Group, Inc. – mit dem Vollzug wird im zweiten Quartal 2007 gerechnet – wird sich die Hannover Rück ausschließlich auf ihr Kerngeschäft, die Rückversicherung, konzentrieren. „Hier bieten sich uns genug profitable Wachstumschancen – beispielsweise weiterhin im US-Katastrophengeschäft, in der Personen-Rückversicherung, in Deutschland sowie durch Erschließung neuer Märkte in Zentral- und Osteuropa oder schariakonforme Rückversicherung“, erklärte Zeller. Auch im Hinblick auf die Geschäftsfelder der Hannover Rück erwachsen aus dem Verkauf der Praetorian Neuerungen. So hat das Unternehmen beschlossen, seine Segmentierung in Zukunft auf nur noch zwei strategische Geschäftsfelder zu beschränken: Die Schaden- und die Personen-Rückversicherung, wobei die Schaden-Rückversicherung von nun an zusätzlich die Finanz-Rückversicherung sowie das Spezialgeschäft umfasst. Der wichtige Diversifizierungseffekt bleibt von dieser Umstrukturierung der Geschäftsfelder unangetastet.

Gewinnerwartung

Die Hannover Rück erwartet angesichts der erfolgreichen Vertragserneuerungen zum 1. Januar ein sehr gutes Geschäftsjahr 2007. Unter der Prämisse, dass sich die Großschadenbelastung im langjährigen Durchschnitt bewegt und es zu keinen unerwartet negativen Entwicklungen an den Kapitalmärkten kommt, sollte im laufenden Jahr wiederum ein sehr gutes Ergebnis möglich sein: „Trotz eines stürmischen Auftakts durch Orkan ‚Kyrill' erwarten wir für 2007 eine Eigenkapitalrendite von mindestens 15 %“, sagte Zeller. Für die Dividende strebt das Unternehmen in diesem Fall unverändert eine Ausschüttungsquote von 35 bis 40 % an.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh, CFA (Tel.: 0511 / 56 04-15 00,
E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-15 02,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-17 36,
E-Mail: gabriele.boedeker@hannover-re.com)

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Specialty Insurance und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 2.000 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

END